Exhibit 99.1

Mecox Lane Limited Announces US$10 Million Share Repurchase Program

SHANGHAI, China, May 21, 2012 (GLOBE NEWSWIRE) — Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced that its board of directors has approved a share repurchase program.

The board has authorized the Company to repurchase up to US$10 million of its own American depositary shares (“ADSs”) from May 20, 2012 to May 19, 2013.

The repurchases may be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. The Company expects to implement this share repurchase program in a manner consistent with market conditions and the interest of its shareholders. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly.

Mecox Lane’s director and chief executive officer, Mr. Alfred Gu, commented, “We believe this share repurchase program demonstrates our confidence in the long-term growth prospects of Mecox Lane and our commitment to creating shareholder value in the future. We do not believe the Company’s current stock price accurately reflects the long-term potential of our business, and we will continue to execute on our business strategies in order to capitalize on the Company’s future growth opportunities.”

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq:MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com